EXHIBIT 99.1

Dr. Walid Abi-Saab joins Galapagos as Chief Medical Officer

Mechelen, Belgium; 17 January 2017, 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces the appointment of Dr. Walid Abi-Saab to the role of Chief Medical Officer, beginning on 1 March 2017.

The Chief Medical Officer will be a member of the Executive Committee and drive the overall medical strategy of the Company. The CMO has responsibility for late stage clinical development and operations, medical and regulatory affairs, and safety. He will be a key participant in the Company's strategic planning, partnering discussions, and presentations to investors and other stakeholders.

Previously, Walid Abi-Saab was with Shire Pharmaceuticals where he held various clinical development leadership roles, most recently as Group Vice President, Global Clinical Development - Therapeutic Area Head, Gastro-intestinal, Endocrinology and Metabolism. Prior to that, he led clinical development activities at Novartis, Abbott Laboratories, and Pfizer, addressing a wide range of therapeutic areas and leading teams throughout the clinical development process. Under his leadership, more than 30 molecules have advanced through clinical development leading to several approvals in the US, EU and Canada. Prior to his pharma roles, Walid was Assistant Professor of Psychiatry and Neurosurgery at Yale University Medical School, where he headed their Schizophrenia Research at the Clinical Neuroscience Research Unit and the Neurosurgery Epilepsy Microdialysis Research Program. Walid holds an MD degree from Université Saint Joseph in Beirut, Lebanon. He completed a Psychiatry residency training and a Neuroscience Research Fellowship at Yale University Medical School in New Haven, Connecticut.

"I am very excited to join Galapagos at this critical and transformative stage. I have been quite impressed by their tremendous success, as shown by the rich and maturing pipeline. I look forward to being part of the team that aims to bring these promising medicines to patients and address their unmet needs," said Dr. Walid Abi-Saab.

"We welcome Walid to the Galapagos team. With such a large pipeline of clinical programs and our ambition to deliver one Phase 3 start every other year, Galapagos is expanding development activities significantly," said Onno van de Stolpe, CEO. "Walid brings more than 15 years of successful leadership in developing new medicines. We look to Walid to take the compounds which show early success in the clinic the rest of the way, and make us a late-stage development powerhouse."

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises a pipeline of Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 480 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-Looking Statements

This release may contain forward-looking statements, including statements regarding any guidance given by Galapagos' management, Galapagos' strategic ambitions, the anticipated timing of clinical studies with Galapagos' product candidates, and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of Galapagos' product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.